

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2019

James Doris
Principal Executive Officer
Viking Energy Group, Inc.
15915 Katy Freeway, Suite 450
Houston, TX 77094

  Re: Viking Energy Group, Inc.
   10-K filed April 17, 2018
   10-K/A filed April 25, 2018
   File No. 000-29219

Dear Mr. Doris:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Natural Resources